RNS Director/PDMR Shareholding DIRECTOR/PDMR SHAREHOLDING UNILEVER PLC Released 10:09:05 01 August 2023 RNS Number : 9087H Unilever PLC 01 August 2023 Notification made in respect of transactions carried out on 20 June 2023: Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Conny Braams 2 Reason for the notification a) Position/status Chief Digital and Commercial Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 134.0164 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 137.9080 PLC shares (reinvestment of dividend on beneficially owned shares) • 35.2106 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares)

• 642.7356 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £40.750 271.9245 €47.516 677.9462 e) Aggregated information - Volume - Total 271.9245 / 677.9462 £11,080.86 / €32,213.09 f) Date of the transaction 2023/06/20 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mathew Close 2 Reason for the notification a) Position/status Business Group President, Ice Cream (member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 22.5217 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 338.8716 PLC shares (reinvestment of dividend on beneficially owned shares) • 55.8070 PLC EUR shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 32.1048 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £40.750 361.3933 €47.516 87.9118 e) Aggregated information - Volume - Total 361.3933 / 87.9118 £14,726.70 / €4,177.19 f) Date of the transaction 2023/06/20 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status Chief Business Operations and Supply Chain Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 97.0496 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 143.3235 PLC shares (reinvestment of dividend on beneficially owned shares) • 48.1810 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 244.4685 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £40.750 240.3731 €47.516 292.6495 e) Aggregated information - Volume - Total 240.3731 / 292.6495 £9,795.15 / €13,905.45 f) Date of the transaction 2023/06/20 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Hanneke Faber 2 Reason for the notification a) Position/status Business Group President, Nutrition (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b) Nature of the transaction • 151.2798 PLC EUR shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 87.4606 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 561.4220 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) €47.516 800.1624 e) Aggregated information - Volume - Total 800.1624 €38,020.27 f) Date of the transaction 2023/06/20 g) Place of the transaction Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fernando Fernandez 2 Reason for the notification a) Position/status Business Group President, Beauty & Wellbeing (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 76.0968 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 32.3622 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 1523.5922 PLC shares (reinvestment of dividend on beneficially owned shares) • 31.3123 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 676.2852 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £40.750 1632.0511 €47.516 707.5975 e) Aggregated information - Volume - Total 1632.0511 / 707.5975 £66,505.71 / €33,621.99 f) Date of the transaction 2023/06/20

g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Rohit Jawa 2 Reason for the notification a) Position/status Managing Director and CEO designate Hindustan Unilever Limited and President Unilever South Asia and CEO Designate (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 21.5934 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 0.4054 PLC shares (reinvestment of dividend on beneficially owned shares) • 20.8928 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 195.8094 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £40.750 21.9988 €47.516 216.7022 e) Aggregated information - Volume - Total 21.9988 / 216.7022 £896.44 / €10,296.76 f) Date of the transaction 2023/06/20 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sanjiv Mehta 2 Reason for the notification a) Position/status CEO and Manging Director Hindustan Unilever Limited and President Unilever South Asia (a Member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 151.6365 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 42.7412 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 667.9483 PLC shares (reinvestment of dividend on beneficially owned shares) • 41.3545 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 392.0985 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £40.750 862.3260 €47.516 433.4530 e) Aggregated information - Volume - Total 862.3260 / 433.4530 £35,139.59 / €20,595.82 f) Date of the transaction 2023/06/20 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Nitin Paranjpe 2 Reason for the notification a) Position/status Chief People & Transformation Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 182.2163 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 441.1704 PLC shares (reinvestment of dividend on beneficially owned shares) • 106.5749 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 481.2901 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £40.750 623.3867 €47.516 587.8650

e) Aggregated information - Volume - Total 623.3867 / 587.8650 £25,402.86 / €27,932.82 f) Date of the transaction 2023/06/20 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Graeme Pitkethly 2 Reason for the notification a) Position/status Chief Financial Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 196.0766 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 147.2640 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 505.5438 PLC shares (reinvestment of dividend on beneficially owned shares) • 267.2329 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £40.750 848.8843 €47.516 267.2329 e) Aggregated information - Volume - Total 848.8843 / 267.2329 £34,591.84 / €12,697.76 f) Date of the transaction 2023/06/20 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief Research & Development Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification

3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 126.5618 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 74.7414 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 158.7629 PLC shares (reinvestment of dividend on beneficially owned shares) • 142.2616 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £40.750 360.0661 €47.516 142.2616 e) Aggregated information - Volume - Total 360.0661 / 142.2616 £14,672.61 / €6,759.66 f) Date of the transaction 2023/06/20 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Peter Ter Kulve 2 Reason for the notification a) Position/status Business Group President, Home Care (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 71.9656 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 7.4249 PLC shares (reinvestment of dividend on beneficially owned shares) • 99.9909 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares)

• 496.7109 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £40.750 79.3905 €47.516 596.7018 e) Aggregated information - Volume - Total 79.3905 / 596.7018 £3,235.15 / €28,352.70 f) Date of the transaction 2023/06/20 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Maria Varsellona 2 Reason for the notification a) Position/status Chief Legal Officer and Group Secretary (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 71.9656 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional Deferred Bonus shares) • 149.9381 PLC shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £40.750 221.9037 e) Aggregated information - Volume - Total 221.9037 £9,042.53 f) Date of the transaction 2023/06/20 g) Place of the transaction London Stock Exchange - XLON Notification made in respect of transactions carried out on 24 March 2023:

Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Conny Braams 2 Reason for the notification a) Position/status Chief Digital and Commercial Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 66.4685 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 132.6839 PLC shares (reinvestment of dividend on beneficially owned shares) • 35.0090 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 633.0892 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £42.107 199.1525 €47.789 668.0982 e) Aggregated information - Volume - Total 199.1525 / 668.0982 £8,385.65 / €31,927.94 f) Date of the transaction 2023/03/24 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mathew Close 2 Reason for the notification a) Position/status Business Group President, Ice Cream (member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 21.9630 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 327.3032 PLC shares (reinvestment of dividend on beneficially owned shares) • 31.6384 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £42.107 349.2662 €47.789 31.6384 e) Aggregated information - Volume - Total 349.2662 / 31.6384 £14,706.45 / €1,511.98 f) Date of the transaction 2023/03/24 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status Chief Business Operations and Supply Chain Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 28.4361 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 138.2589 PLC shares (reinvestment of dividend on beneficially owned shares) • 47.9052 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 240.4933 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £42.107 166.6950 €47.789 288.3984 e) Aggregated information - Volume 166.6950 / 288.3984

- Total £7,018.98 / €13,782.36 f) Date of the transaction 2023/03/24 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Hanneke Faber 2 Reason for the notification a) Position/status Business Group President, Nutrition (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 75.1086 PLC EUR shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 86.9599 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 551.8320 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) €47.789 713.9005 e) Aggregated information - Volume - Total 713.9005 €34,116.80 f) Date of the transaction 2023/03/24 g) Place of the transaction Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fernando Fernandez 2 Reason for the notification a) Position/status Business Group President, Beauty & Wellbeing (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 31.5594 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 1472.1825 PLC shares (reinvestment of dividend on beneficially owned shares) • 31.1330 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 666.1857 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £42.107 1503.7419 €47.789 697.3187 e) Aggregated information - Volume - Total 1503.7419 / 697.3187 £63,317.61 / €33,324.37 f) Date of the transaction 2023/03/24 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Rohit Jawa 2 Reason for the notification a) Position/status Managing Director and CEO designate Hindustan Unilever Limited and President Unilever South Asia and CEO Designate (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 21.0577 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 0.2028 PLC shares (reinvestment of dividend on beneficially owned shares) • 20.7732 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 192.7811 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £42.107 21.2606 €47.789 213.5543 e) Aggregated information

e) Aggregated information - Volume - Total 21.2606 / 213.5543 £895.21 / €10,205.61 f) Date of the transaction 2023/03/24 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sanjiv Mehta 2 Reason for the notification a) Position/status CEO and Manging Director Hindustan Unilever Limited and President Unilever South Asia (a Member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 76.9340 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 41.6809 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 644.4701 PLC shares (reinvestment of dividend on beneficially owned shares) • 41.1177 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 386.0388 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £42.107 763.0850 €47.789 427.1565 e) Aggregated information - Volume - Total 763.0850 / 427.1565 £32,130.99 / €20,413.51 f) Date of the transaction 2023/03/24 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Nitin Paranjpe 2 Reason for the notification a) Position/status Chief People & Transformation Officer (a member of the Unilever Leadership Executive)

b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 86.8382 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 425.5871 PLC shares (reinvestment of dividend on beneficially owned shares) • 105.9648 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 473.3608 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £42.107 512.4253 €47.789 579.3255 e) Aggregated information - Volume - Total 512.4253 / 579.3255 £21,576.54 / €27,685.56 f) Date of the transaction 2023/03/24 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Graeme Pitkethly 2 Reason for the notification a) Position/status Chief Financial Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 96.9144 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 143.6108 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 486.4215 PLC shares (reinvestment of dividend on beneficially owned shares) • 263.3510 PLC EUR shares (reinvestment of dividend on beneficially owned shares)

c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £42.107 726.9467 €47.789 263.3510 e) Aggregated information - Volume - Total 726.9467 / 263.3510 £30,609.32 / €12,585.36 f) Date of the transaction 2023/03/24 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief Research & Development Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 61.7518 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 72.8872 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 125.8538 PLC shares (reinvestment of dividend on beneficially owned shares) • 114.1857 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £42.107 260.4929 €47.789 114.1857 e) Aggregated information - Volume - Total 260.4929 / 114.1857 £10,968.50 / €5,456.86 f) Date of the transaction 2023/03/24 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name Peter Ter Kulve 2 Reason for the notification a) Position/status Business Group President, Home Care (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 70.1803 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 6.5461 PLC shares (reinvestment of dividend on beneficially owned shares) • 99.4184 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 488.6155 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £42.107 76.7265 €47.789 588.0339 e) Aggregated information - Volume - Total 76.7265 / 588.0339 £3,230.70 / €28,101.73 f) Date of the transaction 2023/03/24 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Maria Varsellona 2 Reason for the notification a) Position/status Chief Legal Officer and Group Secretary (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b) Nature of the transaction • 144.9067 PLC shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £42.107 144.9067 e) Aggregated information - Volume - Total 144.9067 £6,101.54 f) Date of the transaction 2023/03/24 g) Place of the transaction London Stock Exchange - XLON Notification made in respect of transactions carried out on 14 December 2022: Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Conny Braams 2 Reason for the notification a) Position/status Chief Digital and Commercial Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 65.8325 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 19.3050 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 95.0972 PLC shares (reinvestment of dividend on beneficially owned shares) • 53.7047 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 586.9663 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £41.510 180.2347 €48.263 640.6710 e) Aggregated information

- Volume - Total 180.2347 / 640.6710 £7,481.50 / €30,920.77 f) Date of the transaction 2022/12/14 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mathew Close 2 Reason for the notification a) Position/status Business Group President, Ice Cream (member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 33.4991 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 300.0664 PLC shares (reinvestment of dividend on beneficially owned shares) • 11.5846 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 10.2995 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £41.510 333.5655 €48.263 21.8841 e) Aggregated information - Volume - Total 333.5655 / 21.8841 £13,846.23 / €1,056.19 f) Date of the transaction 2022/12/14 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status Chief Business Operations and Supply Chain Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 28.1640 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 135.4688 PLC shares (reinvestment of dividend on beneficially owned shares) • 76.8297 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 182.9686 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £41.510 163.6327 €48.263 259.7982 e) Aggregated information - Volume - Total 163.6327 / 259.7982 £6,792.36 / €12,538.67 f) Date of the transaction 2022/12/14 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Hanneke Faber 2 Reason for the notification a) Position/status Business Group President, Nutrition (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 74.3713 PLC EUR shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 156.5599 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 414.0008 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) €48.263 644.9320

e) Aggregated information - Volume - Total 644.9320 €31,126.42 f) Date of the transaction 2022/12/14 g) Place of the transaction Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fernando Fernandez 2 Reason for the notification a) Position/status Business Group President, Beauty & Wellbeing (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 33.3029 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 1083.3816 PLC shares (reinvestment of dividend on beneficially owned shares) • 32.8447 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 480.9433 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £41.510 1116.6845 €48.263 513.7880 e) Aggregated information - Volume - Total 1116.6845 / 513.7880 £46,353.32 / €24,797.00 f) Date of the transaction 2022/12/14 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sanjiv Mehta 2 Reason for the notification a) Position/status CEO and Manging Director Hindustan Unilever Limited and President Unilever South Asia (a Member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification

3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 76.1979 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 70.4055 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 579.4434 PLC shares (reinvestment of dividend on beneficially owned shares) • 69.4368 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 501.6096 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £41.510 726.0468 €48.263 571.0464 e) Aggregated information - Volume - Total 726.0468 / 571.0464 £30,138.03 / €27,560.47 f) Date of the transaction 2022/12/14 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Nitin Paranjpe 2 Reason for the notification a) Position/status Chief People & Transformation Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 86.0073 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 417.0045 PLC shares (reinvestment of dividend on beneficially owned shares) • 167.9853 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares)

• 350.7124 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £41.510 503.0118 €48.263 518.6977 e) Aggregated information - Volume - Total 503.0118 / 518.6977 £20,879.90 / €25,033.96 f) Date of the transaction 2022/12/14 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Graeme Pitkethly 2 Reason for the notification a) Position/status Chief Financial Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 95.9871 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 256.9817 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 288.5169 PLC shares (reinvestment of dividend on beneficially owned shares) • 258.4798 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £41.510 641.4856 €48.263 258.4798 e) Aggregated information - Volume - Total 641.4856 / 258.4798 £26,627.92 / €12,475.04 f) Date of the transaction 2022/12/14 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief Research & Development Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 61.1609 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional Deferred Bonus shares) • 72.1898 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 122.3568 PLC shares (reinvestment of dividend on beneficially owned shares) • 112.0737 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £41.510 255.7075 €48.263 112.0737 e) Aggregated information - Volume - Total 255.7075 / 112.0737 £10,614.36 / €5,409.02 f) Date of the transaction 2022/12/14 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Peter Ter Kulve 2 Reason for the notification a) Position/status Business Group President, Home Care (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b) Nature of the transaction • 69.5088 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 5.8082 PLC shares (reinvestment of dividend on beneficially owned shares) • 147.7521 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 390.3769 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £41.510 75.3170 € 48.263 538.1290 e) Aggregated information - Volume - Total 75.3170 / 538.1290 £3,126.39 / €25,971.77 f) Date of the transaction 2022/12/14 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS Notification made in respect of transactions carried out on 6 September 2022: Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Conny Braams 2 Reason for the notification a) Position/status Chief Digital and Commercial Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 68.2826 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 20.0235 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 96.9138 PLC shares (reinvestment of dividend on beneficially owned shares) • 56.9192 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 615.7936 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s)

£39.063 185.2198 €45.538 672.7128 e) Aggregated information - Volume - Total 185.2198 / 672.7128 £7,235.31 / €30,633.66 f) Date of the transaction 2022/09/06 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mathew Close 2 Reason for the notification a) Position/status Business Group President, Ice Cream (member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 34.7458 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 308.0457 PLC shares (reinvestment of dividend on beneficially owned shares) • 12.2780 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 10.7006 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £39.063 342.7915 €45.538 22.9786 e) Aggregated information - Volume - Total 342.7915 / 22.9786 £13,390.60 / €1,046.39 f) Date of the transaction 2022/09/06 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status Chief Business Operations and Supply Chain Officer (a member of the Unilever Leadership Executive)

b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 29.2121 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 138.9465 PLC shares (reinvestment of dividend on beneficially owned shares) • 81.4282 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 191.3632 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £39.063 168.1586 €45.538 272.7915 e) Aggregated information - Volume - Total 168.1586 / 272.7915 £6,568.85 / €12,422.24 f) Date of the transaction 2022/09/06 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Hanneke Faber 2 Reason for the notification a) Position/status Business Group President, Nutrition (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 78.8227 PLC EUR shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 165.9307 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 432.4335 PLC EUR shares (reinvestment of dividend on beneficially owned shares)

c) Currency EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) €45.538 677.1868 e) Aggregated information - Volume - Total 677.1868 €30,837.39 f) Date of the transaction 2022/09/06 g) Place of the transaction Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fernando Fernandez 2 Reason for the notification a) Position/status Business Group President, Beauty & Wellbeing (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 45.4504 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 1464.5110 PLC shares (reinvestment of dividend on beneficially owned shares) • 34.8106 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 505.8783 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £39.063 1509.9614 €45.538 540.6888 e) Aggregated information - Volume - Total 1509.9614 / 540.6888 £58,984.22 / €24,621.62 f) Date of the transaction 2022/09/06 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sanjiv Mehta 2 Reason for the notification

a) Position/status CEO and Manging Director Hindustan Unilever Limited and President Unilever South Asia (a Member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 79.0337 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 73.0257 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 594.0690 PLC shares (reinvestment of dividend on beneficially owned shares) • 73.5928 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 526.0131 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £39.063 746.1283 €45.538 599.6060 e) Aggregated information - Volume - Total 746.1283 / 599.6060 £29,146.31 / €27,304.56 f) Date of the transaction 2022/09/06 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Nitin Paranjpe 2 Reason for the notification a) Position/status Chief People & Transformation Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 89.2081 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares)

• 427.7163 PLC shares (reinvestment of dividend on beneficially owned shares) • 178.0399 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 366.5993 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £39.063 516.9245 €45.538 544.6392 e) Aggregated information - Volume - Total 516.9245 / 544.6392 £20,192.83 / €24,801.51 f) Date of the transaction 2022/09/06 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Graeme Pitkethly 2 Reason for the notification a) Position/status Chief Financial Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 99.5593 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 266.5456 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 293.1234 PLC shares (reinvestment of dividend on beneficially owned shares) • 271.4071 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £39.063 659.2283 €45.538 271.4071 e) Aggregated information - Volume - Total 659.2283 / 271.4071 £25,751.70 / €12,359.20 f) Date of the transaction 2022/09/06

g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief Research & Development Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 63.4371 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 74.8764 PLC shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 124.4665 PLC shares (reinvestment of dividend on beneficially owned shares) • 117.6788 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £39.063 262.7800 €45.538 117.6788 e) Aggregated information - Volume - Total 262.7800 / 117.6788 £10,265.08 / €5,358.80 f) Date of the transaction 2022/09/06 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Peter Ter Kulve 2 Reason for the notification a) Position/status Business Group President, Home Care (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 72.0957 PLC shares (Dividends earned on Deferred Bonus shares were reinvested as additional shares) • 5.3045 PLC shares (reinvestment of dividend on beneficially owned shares) • 156.5957 PLC EUR shares (Dividends earned on MCIP investment shares were reinvested as additional shares) • 408.4466 PLC EUR shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £39.063 77.4001 €45.538 565.0423 e) Aggregated information - Volume - Total 77.4001 / 565.0423 £3,023.51 / €25,730.61 f) Date of the transaction 2022/09/06 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END DSHUPUPARUPWURG London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2023 London Stock Exchange plc. All rights reserved.